Exhibit 99.2

Operating and Financial Review and Prospects

Except where the context requires otherwise, references to “Globant,” “we,” “us,” and “our” refer to Globant S.A., together with its consolidated subsidiaries.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our condensed interim consolidated financial statements as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 attached as an exhibit to this report on Form 6-K and the information set forth under “Item 5. Operating and Financial Review and Prospects” and our annual consolidated financial statements and related notes, in each case included in our Annual Report on Form 20-F for the year ended December 31, 2017. Our annual consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and our condensed interim consolidated financial statement have been prepared in accordance with International Accounting Standard 34. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2017.

Three months ended March 31, 2018 compared to the three months ended March 31, 2017

Revenues

Revenues were $119.7 million for the three months ended March 31, 2018, representing an increase of $31.0 million, or 34.9%, from $88.7 million for the three months ended March 31, 2017.

Revenues from North America increased by $24.1 million, or 34.4%, to $94.1 million for the three months ended March 31, 2018 from $70.0 million for the three months ended March 31, 2017. Revenues from Europe decreased by $0.9 million, or 9%, to $9.1 million for the three months ended March 31, 2018 from $10.0 million for the three months ended March 31, 2017. Revenues from Asia increased by $0.3 million to $0.4 million for the three months ended March 31, 2018 from $0.1 million for the three months ended March 31, 2017. Revenues from Latin America and other countries increased by $7.5 million, or 87.2%, to $16.1 million for the three months ended March 31, 2018 from $8.6 million for the three months ended March 31, 2017.

Revenues from media and entertainment clients increased by $7.2 million, or 32.6%, to $29.3 million for the three months ended March 31, 2018 from $22.1 million for the three months ended March 31, 2017. The increase in revenues from clients in this industry vertical was primarily attributable to higher demand for our scalable platform solutions, gaming solutions and mobile applications. Revenues from banks, financial services and insurance clients increased by $8.5 million, or 48.6%, to $26.0 million for the three months ended March 31, 2018 from $17.5 million for the three months ended March 31, 2017. The increase in revenues from clients in this industry vertical was primarily attributable to higher demand for services related to scalable platform solutions, consumer experience, high performance, cloud and mobile. Revenues from travel and hospitality clients increased by $4.5 million, or 27.6%, to $20.8 million for the three months ended March 31, 2018 from $16.3 million for the three months ended March 31, 2017. This increase is primarily attributable to stronger demand for consumer experience and automated testing services. Revenues from technology and telecommunications clients increased by $4.9 million, or 40.5%, to $17.0 million for the three months ended March 31, 2018 from $12.1 million for the three months ended March 31, 2017. The increase in revenues from clients in this industry vertical was primarily attributable to higher demand in consumer experience services, gaming and the cross-selling capabilities of our Studios. Revenues from professional services clients increased by $3.1 million, or 33.7%, to $12.3 million for the three months ended March 31, 2018 from $9.2 million for the three months ended March 31, 2017. The increase in revenues from clients in this industry vertical was primarily attributable to higher demand for services related to process automation, digital content and continues evolution practices. Revenues from consumer, retail and manufacturing clients increased by $1.9 million, or 21.6%, to $10.7 million for the three months ended March 31, 2018 from $8.8 million for the three months ended March 31, 2017. The increase in revenues from clients in this industry vertical was primarily attributable to higher demand for services related to scalable platforms solutions, consulting, user experience and social practices, supported by the cross-selling of our Studios. Revenues from clients in other verticals increased by $0.9 million, or 33.3%, to $3.6 million for the three months ended March 31, 2018 from $2.7 million for the three months ended March 31, 2017.

Revenues from our top ten clients increased by $14.5 million, or 37.4%, to $53.3 million for the three months ended March 31, 2018 from $38.8 million for the three months ended March 31, 2017, reflecting our ability to increase the scope of our engagement with our main customers. Revenues from our largest client for the three months ended March 31, 2018, Walt Disney Parks and Resorts Online, increased by $4.7 million, or 54.7%, to $13.3 million for the three months ended March 31, 2018 from $8.6 million for the three months ended March 31, 2017.

Cost of Revenues

Cost of revenues was $74.5 million for the three months ended March 31, 2018, representing an increase of $19.0 million, or 34.2%, from $55.5 million for the three months ended March 31, 2017. The increase was primarily attributable to salary expenses related to the net addition of 1,041 IT professionals since March 31, 2017, an increase of 19.2%, to satisfy growing demand for our services. Cost of revenues as a percentage of revenues decreased to 62.3% for the three months ended March 31, 2018 from 62.5% for the three months ended March 31, 2017. The decrease was primarily attributable to costs efficiencies and the correction in exchange rate lag with respect to actual salary increases in several Latin American countries.

Salaries, employee benefits, social security taxes and share based compensation, the main component of cost of revenues, increased by $19.4 million, or 38.3% to $70.0 million for the three months ended March 31, 2018 from $50.6 million for the three months ended March 31, 2017. Salaries, employee benefits and social security taxes include a $0.7 million share-based compensation expense for the three months ended March 31, 2018 and $0.3 million share-based compensation expense for the three months ended March 31, 2017.

Depreciation and amortization expense was $1.0 million for the three months ended March 31, 2018 and $1.1 million for the three months ended March 31, 2017.

Travel and housing was $1.5 million for the three months ended March 31, 2018 and $1.9 million for the three months ended March 31, 2017.

Selling, General and Administrative Expenses

Selling, general and administrative expense was $31.2 million for the three months ended March 31, 2018, representing an increase of $6.9 million, or 28.4%, from $24.3 million for the three months ended March 31, 2017. The increase was primarily attributable to $3.9 million increase in salaries, employee benefits, social security taxes and share based compensation related to the addition of a number of senior sales executives in our main market, the United States; a $0.9 million increase in depreciation and amortization expense mainly due to the increase in amortization of intangible assets; and $0.8 million increase in office and rental expenses related to the opening of our new delivery centers. In addition, there was a $0.5 million increase in professional fees including audit and other professional services. Selling, general and administrative expenses as a percentage of revenues decreased to 26.1% for the three months ended March 31, 2018 from 27.3% for the three months ended March 31, 2017. Share-based compensation expense within selling, general and administrative expenses accounted for $2.2 million, or 1.8%, as a percentage of revenues for the three months ended March 31, 2018, and $0.6 million, or 0.7%, as a percentage of revenues for the three months ended March 31, 2017.

Net Impairment (Losses) Gain on Financial Assets

Net impairment (losses) gain on financial assets were insignificant for the three months ended March 31, 2018 compared to a gain of $0.4 million for the three months ended March 31, 2017, which mainly resulted from a recovery in doubtful accounts during that period.

Finance Income

Finance income for the three months ended March 31, 2018 was $2.4 million compared to $2.1 million for the three months ended March 31, 2017, primarily attributable to foreign exchange gains of $2.0 million for the three months ended March 31, 2018 as compared to foreign exchange gains of $1.7 million for the three months ended March 31, 2017.

Finance Expense

Finance expense increased to $3.2 million for the three months ended March 31, 2018 from $2.1 million for the three months ended March 31, 2017, primarily reflecting a foreign exchange loss of $2.9 million mainly related to the impact of the weakening of some Latin American currencies against the U.S. dollar on our monetary assets denominated in such currencies.

Other Income, Net

Other income, net for the three months ended March 31, 2018 was $14.0 thousand, as compared with a gain of $1.7 million for the three months ended March 31, 2017, which included the remeasurement at fair value of the call and put option over our non-controlling interest in Dynaflows.

Income Tax

Income tax expense amounted to $2.9 million for the three months ended March 31, 2018, an increase of $0.7 million from $2.2 million income tax expense for the three months ended March 31, 2017. Our effective tax rate (calculated as income tax gain or expense divided by the profit before income tax) increased to 23.0% for the three months ended March 31, 2018 from 20.0% for the three months ended March 31, 2017. The higher effective tax rate during the three months ended March 31, 2018 is primarily attributable to an increase in the taxable foreign exchange gain from the devaluation of the Argentine peso during the three months ended March 31, 2018.

Net Income for the Period

As a result of the foregoing, we had a net income of $10.1 million for the three months ended March 31, 2018, compared to net income of $8.8 million for the three months ended March 31, 2017.

Liquidity and Capital Resources

Capital Resources

Our primary sources of liquidity are cash flows from operating activities. For the three months ended March 31, 2018, we derived 86.2% of our revenues from clients in North America and Europe pursuant to contracts that are entered into by our subsidiaries located in the United States, Spain and the United Kingdom.

Our primary cash needs are for capital expenditures (consisting of additions to property and equipment and to intangible assets) and working capital. From time to time we also require cash to fund acquisitions of businesses.

Our primary working capital requirements are to finance our payroll-related liabilities during the period from delivery of our services through invoicing and collection of trade receivables from clients.

We incur capital expenditures to open new delivery centers, for improvements to existing delivery centers, for infrastructure-related investments and to acquire software licenses.

We will continue to invest in our subsidiaries. In the event of any repatriation of funds or declaration of dividends from our subsidiaries, there will be a tax effect because dividends from certain foreign subsidiaries are subject to taxes.

The following table sets forth our historical capital expenditures for the three months ended March 31, 2018 and 2017:

	Three months ended March 31,
	2018	2017
	(in thousands)
Capital expenditures	$4,738	$5,145

Investments

During the three months ended in March 31, 2018, we invested $4.7 million in capital expenditures primarily on the expansion of our delivery centers in Bogotá, Colombia and New York, U.S. and the opening of our delivery center in Dallas, U.S. Capital expenditures vary depending on the timing of new delivery center openings and improvements of existing delivery centers and, primarily with respect to the acquisition of hardware and software, on the specific requirements.

As of March 31, 2018, we had cash and cash equivalents and investments of $45.0 million.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated:

	Three months ended March 31,
	2018	2017
	(in thousands)

Net cash used in operating activities	$(5,005)	$(6,802)
Net cash used in investing activities	(16,670)	(15,972)
Net cash provided by financing activities	4,586	1,587
Effect of exchange rate changes on cash and cash equivalents	153	94
Cash and cash equivalents at beginning of the period	52,525	50,532
Cash and cash equivalents at end of the period	35,589	29,439
Net decrease in cash and cash equivalents at end of period	$(16,936)	$(21,093)

Operating Activities

Net cash used in operating activities consists primarily of profits before taxes adjusted for non-cash items, including depreciation and amortization expense, and the effect of working capital changes.

Net cash used in operating activities was $5.0 million for the three months ended March 31, 2018, as compared to net cash used in operating activities of $6.8 million for the three months ended March 31, 2017. This variance of $1.8 million in net cash used in operating activities was primarily attributable to a $6.7 million increase in profit before income tax expense adjusted for non-cash-items, a $6.2 million decrease in working capital and a $1.3 million decrease in income tax payments, net of reimbursements.

Investing Activities

Net cash of $16.7 million was used in investing activities for the three months ended March 31, 2018, as compared to $16.0 million of net cash used in investing activities during the three months ended March 31, 2017. We invested in mutual funds and sovereign bonds, which generated cash flows of $1.1 million and $1.8 million during the three months ended March 31, 2018 and 2017, respectively. We invested $6.9 million in fixed and intangible assets and $9.0 million in payments related to acquisitions, compared with $6.2 million and $2.0 million during the three months ended March 31, 2018 and 2017, respectively. We recognized a gain of $0.3 million from the proceeds of forward contracts for the three months ended March 31, 2018 and an expense of $0.2 million for the three months ended March 31, 2017.

Financing Activities

Net cash of $4.6 million was provided by financing activities for the three months ended March 31, 2018, as compared to $1.6 million of net cash provided by financing activities for the three months ended March 31, 2017. During the three months ended March 31, 2018, we received $3.8 million from the issuance of shares under our share-based compensation plan and $0.9 million proceeds from subscription agreements.

Summary of Significant Accounting Policies

Our unaudited condensed interim consolidated financial statements as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 have been prepared using the same accounting policies as used in the preparation of our audited consolidated financial statements for the year ended December 31, 2017, except for the adoption of new standards and interpretations effective as of January 1, 2018, as described below.

Application of new and revised International Financial Reporting Standards

We have adopted all of the new and revised standards and interpretations issued by the IASB that are relevant to our operations and that are mandatorily effective at March 31, 2018 as described in note 2.1 to our consolidated financial statements as of December 31, 2017. The impact of the new and revised standards and interpretations mentioned on our condensed interim consolidated financial statements as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is described as follows.

We have initially adopted IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers from January 1, 2018.

IFRS 9 Financial Instruments

IFRS 9 sets out requirements for recognising and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial instruments: Recognition and Measurement. IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale. The adoption of IFRS 9 has not had a significant effect on our accounting policies related to financial liabilities. The impact of IFRS 9 on the classification and measurement of financial assets is set out below.

Under IFRS 9, on initial recognition, a financial assets is classified as measured at: amortized cost; Fair Value through Other Comprehensive Income (FVOCI); or Fair Value through Profit or Loss (FVTPL). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

A financial asset is measured at amortized cost if both of the following conditions are met and is not designated as at FVTPL:

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

1)	it is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and
2)	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at FVOCI if both of the following conditions are met and is not designated as at FVTPL:

1)	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
2)	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortized cost or FVOCI as described above, are measured at FVTPL.

The following table explains the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of our Company’s financial assets as at January 1, 2018.

	Original classification	New classification
	under IAS 39	under IFRS 9
Cash and cash equivalents	Loans and receivables	Amortized cost
Trade receivables	Loans and receivables	Amortized cost
Other receivables	Loans and receivables	Amortized cost
Investments
Mutual funds	Held for trading	FVTPL
LEBACs (1)	Available for sale	FVOCI
Other financial assets
Foreign exchange forwards and future contracts	Held for trading	FVTPL
Financial assets related to business combinations	FVTPL	FVTPL
Convertible notes	Loans and receivables	Amortized cost
Call option on minority interest	FVTPL	FVTPL

(1) As described in note 27.8 to our consolidated financial statements as of December 31, 2017, LEBACs were initially classified as held-to-maturity investments (HTM). Under IAS 39, HTM were measured at amortized cost using the effective interest method, less any impairment. However, during December, 2015, we sold some of those LEBACs and consequently, changed the classification of the remaining LEBACs to Available-for-sale investments, since it was not permitted to classify investments as held-to-maturity in accordance with IAS 39. Changes in the carrying amount of AFS financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method were recognized in profit or loss. Other changes in the carrying amount of AFS financial assets were recognized in other comprehensive income. Consequently, under IFRS 9 LEBACs continue to be measured on the same basis than it was under IAS 39.

All financial assets and financial liabilities continue to be measured on the same basis as is previously adopted under IAS 39.

Additionally, IFRS 9 replaces the 'incurred loss' model in IAS 39, with an 'expected credit loss' model. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39. Our financial assets that are subject to IFRS 9's new expected credit loss model are: cash and cash equivalents, trade receivables, other receivables, convertible notes and other financial assets related to business combinations. However, the change in the impairment methodology under IFRS 9 did not have any impact on our consolidated financial statements. Impairment losses related to trade and other receivables are presented separately in the statement of profit or loss. As a result, we reclassified an impairment gain that amounted to 360, recognized under IAS 39, from Selling, general and administrative expenses, to Net impairment (losses) gain on financial assets in the statement of profit or loss and other comprehensive income as of March 31, 2017.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. We have adopted IFRS 15 using the cumulative effect method (without practical expedients) with the effect of initially applying this standard recognized at the date of initial application, however, as per the management of our assessment, no effect had to be recognized at January 1, 2018. The details of the new significant accounting policies and the nature of the changes to previous accounting policies in relation to our services are set out below.

Under IFRS 15, an entity recognizes revenue when or as performance obligation is satisfied, i.e. when control of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

Our services are mainly performed under both time-and-material and fixed-price contracts. For revenues generated under time-and-material contracts, revenues are recognized as services are performed with the corresponding cost of providing those services reflected as cost of revenues when incurred. The majority of such revenues are billed on an hourly, daily or monthly basis whereby actual time is charged directly to the client. Our performance obligations are the hours performed. We have assessed that these performance obligations are satisfied over time and that the method currently used to measure the progress towards complete satisfaction of these performance obligations continue to be appropriate under IFRS 15.

We recognize revenues from fixed-price contracts in the accounting periods in which services are rendered. We have assessed that these performance obligations are satisfied over time, applying the input method by recognizing revenue on the basis of our efforts to the satisfaction of the performance obligation relative to the total expected inputs to the satisfaction of the performance obligation. Accordingly, the method used to measure the progress towards complete satisfaction of these performance obligations continue to be appropriate under IFRS 15.

New accounting pronouncements

Each of the new accounting pronouncements issued during the three months ended March 31, 2018 and the new and revised IFRSs that have been issued but are not yet mandatorily effective are described in Note 2.1 to our consolidated financial statements as of December 31, 2017.

Legal Proceedings

Certain of our non-U.S. subsidiaries are currently under examination by the U.S. Internal Revenue Service (“IRS”) regarding payroll and employment taxes primarily in connection with services performed by employees of certain of our subsidiaries in the United States from 2013 to 2015. On May 1, 2018, the IRS issued 30-day letters to those subsidiaries proposing total assessments of $1.4 million plus penalties and interest for employment taxes for those years. Our subsidiaries intend to file protests of these proposed assessments with the IRS. Management currently estimates that the amount of possible loss in respect of taxes, interest and penalties for those years could range between $0.3 million and $0.5 million. However, at this stage we cannot make any predictions about the final outcome of this matter or the timing thereof.

Risk Factors

Argentina and International Monetary Fund staff reached an agreement on an economic plan that can be supported by International Monetary Fund financing, however, there can be no assurance that such plan will be approved or, if it is approved, that it will meet it objectives in supporting the Argentine government’s economic priorities, nor are we able to predict what the future consequences will be for the Argentine economy in general or our business in particular.

The Argentine government requested International Monetary Fund (“IMF”) financial support in late May 2018 to help strengthen the Argentine economy in light of the recent financial market turbulence. In early June 2018, Argentina and IMF staff reached an agreement on an economic plan that can be supported by IMF financing in the form of a Stand-By Arrangement for $50.0 billion. The agreement is pending review by IMF’s Executive Board which is expected to consider Argentina’s request on or about June 20, 2018. If approved, Argentina would be eligible to access the initial installment of the loan.

The purpose of the Stand-By Arrangement is to support the Argentine government’s economic priorities, which include strengthening the Argentine economy and protecting the living standards of the Argentine people.

The Argentine government has stated that it intends to take measures to accelerate the pace at which the federal government’s fiscal deficit is reduced. This measure is expected to ultimately lessen the government’s financing needs and put public debt on a downward path.

In addition, the Argentine government’s economic plan is intended to put in place measures to offer opportunity and support to the less well-off members of Argentine society. The authorities have committed to ensuring that spending on social assistance, as a share of gross domestic product, will not decline during the next three years.

The Argentine authorities have requested that one third of the $50.0 billion available under the Stand-By Arrangement be disbursed upon approval of the program and that one-half of that amount ($7.5 billion) would be made available for budget support.

As of the date of this report, we cannot guarantee that the IMF Executive Board will approve the Stand-By Arrangement or that this financing package will be sufficient to enable the Argentine government to achieve the goals of its economic plan, nor are we able to predict what the future consequences will be for the Argentine economy in general or our business in particular.